

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Oguz Alper Öktem
Chief Executive Officer
Marti Technologies, Inc.
Buyukdere Cd. No:237
Maslak, 34485
Sariyer/Istanbul, Türkiye

> **Re: Marti Technologies, Inc.**
> **SC TO-I filed November 21, 2023**
> **File No. 005-92684**

Dear Oguz Alper Öktem:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed November 21, 2023; Offer to Purchase

General

1. Please ensure on future filings that the EDGAR tag "SC 13E-3/A" is associated with the filing, in addition to the EDGAR tag "SC TO-I/A."

2. We note disclosure in multiple places in the Offer to Purchase and the offer's ancillary documents that indicates that the consent of an additional 34% of the outstanding Public Warrants is needed to approve the Warrant Amendment. However, when combined with the existing 26% who have agreed to approve, the addition of that 34% would lead to an approximate 60% aggregate approval, well in excess of the mere majority approval that is otherwise stated as being the relevant threshold. Please revise, or advise.

3. We note the following disclosure, which appears in three separate places in the Offer to Purchase: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions."

All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

Section 7. Information Concerning Marti Technologies, Inc., page 26

4. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(1), (2) and (3).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions